UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

DC
NoAct

July 28, 2006

Mark R. Ziebell
Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 2, 2006

Dear Mr. Ziebell:

This is in response to your letter dated June 2, 2006 concerning the shareholder proposal submitted to Peregrine Pharmaceuticals by Joseph Petrellese. We also have received a letter from the proponent dated June 6, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

B

Enclosures

cc: Joseph Petrellese Jr.
10 Arcadia Road
Woodcliff Lake, NJ 07677

704562

Snell & Wilmer
L.L.P.
LAW OFFICES

600 Anton Boulevard
Suite 1400
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DENVER
LAS VEGAS
ORANGE COUNTY
PHOENIX
SALT LAKE CITY
TUCSON

RECEIVED
2006 JUN -5 PM 3:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 2, 2006

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) – Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

We are counsel to Peregrine Pharmaceuticals, Inc., a Delaware corporation (***"Peregrine"*** or the ***"Company"***). On May 8, 2006, Peregrine received a stockholder proposal and supporting statement (together, the ***"Proposal"***) from Mr. Joseph Petrellese, Jr. (the ***"Proponent" or "Mr. Petrellese"***), for inclusion in the proxy statement (the ***"2006 Proxy Statement"***) to be distributed to the Company's stockholders in connection with its 2006 Annual Meeting of Stockholders.

We hereby request that the staff of the Division of Corporation Finance (the ***"Staff"***) confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Commission Rule (***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), Peregrine excludes the Proposal from its proxy materials.

Peregrine's 2006 Annual Meeting of Stockholders is scheduled for October 3, 2006. Peregrine currently intends to file its definitive 2006 Proxy Statement with the Commission on or about August 28, 2006. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. Six (6) copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(j) of the Exchange Act. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to Mr. Petrellese informing him of Peregrine's intention to omit the Proposal from its 2006 Proxy Statement.

The Proposal

Mr. Petrellese, a stockholder of the Company, has submitted for inclusion in the 2006 Proxy Statement a proposal which, in substance, would require the Company to freeze base compensation for the Company's executive officers at their levels reported in the Company's 2005 proxy materials and discontinue all future incentive and bonus compensation, all until certain milestones are obtained. Mr. Petrellese's letter to Paul J. Lytle, dated May 6, 2006, is attached hereto as **Exhibit A**. Included in the correspondence set forth in **Exhibit A** are the attachments to Mr. Petrellese's letter, including the Proposal and a letter dated April 21, 2006 from TD Waterhouse to Mr. Petrellese and his wife, verifying that they own (and have owned for the requisite ownership period) at least $2,000 worth of the Company's Common Stock at that firm.

The full text of the Proposal, minus the supporting statement, is as follows:

"This proposal is designed to throttle the ever increasing pay to the Directors and Executive Officers of Peregrine Pharmaceuticals until the activities of these individuals generates meaningful increased value for the shareholders of this company.

The Proposal Details

1. All base compensation of the Directors and Executive Officers of Peregrine Pharmaceuticals will be rolled back and frozen at the levels detailed in the Company's 2005 proxy materials, dated August 29th, 2005.

2. All future incentive or bonus compensation of the Directors and Executive Officers of Peregrine Pharmaceuticals shall be eliminated.

3. These compensation controls will automatically rescind at a point in time that the Company achieves and maintains a market capitalization of $800,000,000 for ninety (90) consecutive calendar days or reaches a market capitalization of $1,000,000,000 for five (5) consecutive calendar days, based upon the number of shares outstanding and official closing stock price on each day. Shall the Company's market capitalization reach the milestone's listed above before the 2006 Stockholder's meeting, this proposal will automatically be withdrawn.

For the reasons stated below Peregrine believes that the Proposal may be properly omitted from the Company's 2006 Proxy Materials pursuant to (i) Rule 14a-8(i)(1) under the Exchange Act because the proposal is not a proper subject for action by stockholders under Delaware law, (ii) Rule 14a-8(i)(2) under the Exchange Act, because, if implemented, it would violate Delaware law, and (iii) Rule 14a-8(i)(6) under the Exchange Act because the Company lacks the power and authority to implement the proposal.

Reasons for Omission

I. Rule 14a-8(i)(1) – The Proposal is not a Proper Subject Matter Under Delaware Law.

Rule 14a-8(i)(1) allows a company to exclude a shareholder proposal that is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization. The Proposal would require action that, under Delaware law, falls within the "sole authority" of Peregrine's board of directors and, therefore, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(1).

Section 141(a) of the Delaware General Corporate Law ("DGCL") states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Section 122(5) of the DGCL authorizes corporations to provide their officers with suitable compensation. Additionally, Section 122(15) of the DGCL authorizes corporations to establish and carry out stock option plans for directors, officers and employees. These powers are generally within the sole authority of a corporation's board, and the exercise of these powers is protected by the presumption of the business judgment rule. *See In re Walt Disney Co. Derivative Litigation, 731 A.2d 342, 362 (Del. Ch. 1998), rev'd on other grounds, 746 A.2d 244 (Del. 2000)* (stating that "in the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation"); *Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983)* (stating that "generally directors have the *sole authority* to determine compensation levels and this determination is protected by the presumption of the business judgment rule (emphasis added)"). Furthermore, Section 157 of the DGCL authorizes a corporation to create, issue and establish the terms of stock options, and Section 161 of the DGCL authorizes a corporation's board to issue additional shares of the corporation's capital stock to satisfy the exercise of stock options.

The Staff has permitted the exclusion of shareholder proposals that direct a company's board to take certain actions inconsistent with the discretionary authority provided to the board under state law. *See Phillips Petroleum Co. (Quintas)* (March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that proposed an increase in executives' salaries of three percent per year as an improper subject under Delaware law); *El Paso Energy Corp.* (March 9, 2001) (allowing the exclusion of a proposal pursuant to Rule 14a-8(i)(1) that required the cancellation of the company's restricted stock grant program as an improper subject under Delaware law); *3D Systems Corp.* (April 6, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that intruded on the exclusive authority of the board by prohibiting the awarding of an incentive plan to executive officers unless the company's stock value increased); *SBC Communications, Inc.* (January 11, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that mandated the abolition of all stock options); *see also In re Walt Disney Co. Derivative Litigation, 731 A.2d at 362; Haber, 465 A.2d at 359.*

To implement the Proposal, the Company's compensation committee and board of directors would be forced to approve new compensation terms and amend existing compensation packages and option programs, regardless of whether the compensation committee or the board of directors concludes that such action is appropriate or in the Company's best interest. If adopted, the Proposals would limit the ability of the Company's board of directors to exercise its business judgment as it pertains to matters of employee compensation by restricting the board's discretion with respect to setting base salaries, bonuses and stock-based compensation. Thus, by denying the board of directors its statutory authority and responsibility to manage Peregrine's business and affairs, including compensation to be paid to Peregrine's Executive Officers, implementation of the Proposal would violate Delaware law. The board of directors has been given exclusive discretion to make these types of decisions under Delaware law, and no statutory provision authorizes the stockholders to determine these types of company policies.

Additionally, the note to Rule 14a-8(i)(1) provides that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Furthermore, the Staff has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)." *See Staff Legal Bulletin No. 14* (July 13, 2001). The Proposal is not drafted as a recommendation or request to the Company's board of directors; instead, it mandates that these actions be taken. Thus, Peregrine believes the Proposal may be excluded because it would be binding on the board of directors and, therefore, improper under state law.

We believe the Proposal, which would be binding on the board if implemented, relate to compensation matters for which only the board of directors has the "sole authority" to review, evaluate and decide under Delaware law. Accordingly, it is our opinion that the Proposal is not proper for shareholder action under Delaware law and, therefore, may be excluded pursuant to Rule 14a-8(i)(1).

II. Rule 14a-8(i)(2) -The Mrs. Smith Proposal, If Implemented, Would Require Peregrine to Violate Law.

Rule 14a-8(i)(2) states that a company may omit a stockholder proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. For the reasons set forth below, the Company believes, and it is our opinion, that implementation of the Proposal, which, among other things, requires the elimination of all future incentive and bonus compensation, which naturally includes the granting of stock options, would cause the Company to violate Delaware law.

Section 122(15) of the DGCL establishes the Board's authority to establish and carry out, among other things, stock option, incentive, and compensation plans. More specifically, Section

157 of the DGCL vests the power to grant rights and options exclusively in the Board. Section 157 of the DGCL provides, in pertinent part:

> "(a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights, or options entitling the holders thereof to purchase form the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive." (Emphasis added.)."

Significantly, Section 157(a) permits the board to approve the instruments evidencing rights and options. Further, Section 157(b) provides that the terms of stock options shall either be as stated in the certificate of incorporation or in resolutions of the board and that only the board can determine conclusively the sufficiency of the consideration. Accordingly, under the DGCL, the Board of Directors (or a compensation committee thereof) has the power to issue stock options and set the terms and conditions thereof.

While Peregrine is aware of Staff's position on proposals requiring stockholder approval of option grants (*See e.g., Cell Pathways, Inc.* (April 4, 2003)), this Proposal completely eliminates the Company's ability to grant stock options to Executive Officers and Directors. Because this Proposal completely eliminates the ability to grant such options (a power clearly vested with the Board of Directors), rather than merely subjecting grants to stockholder approval or oversight, we believe it is excludable under Rule 14a-8(i)(2).

III Rule 14a-8(i)(6) -Peregrine Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) states that a company may omit a stockholder proposal if the company would lack the power or authority to implement the proposal.

The Proposal is excludable under Rule 14a-8(i)(6) because it affects the business and affairs of the Company in violation of its Charter and Bylaws. Article V, Section 1 of the Charter and Article III, Section 1 of the Bylaws each provide that the property, business and affairs of the Company must be managed by the board of directors. Additionally, Article III, Sections 11 and 12 of the Bylaws states that compensation of employees (including executive officers) and directors shall be determined by the compensation committee and board of directors, respectively. Because the Proposal violates these sections by handing over responsibility for the "business and affairs" of the Company to the shareholders, Peregrine does not have the power or authority to implement the Proposal. Thus Peregrine believes the Proposals may be excluded under Rule 14a-8(i)(6).

Because the Proposal would require the Company to act in contravention to its Charter and Bylaws, the Company cannot lawfully effectuate the Proposal. Therefore, Peregrine respectfully submits that the Proposal may be excluded under Rule 14a-8(i)(6) because the Company does not have the power or authority to implement the Proposals.

Conclusion

For the reasons set forth above, we believe that the Proposal may be omitted from the 2006 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed FedEx envelope.

We respectfully request your advice in this matter. If you have any questions regarding the Proposal or this request, please do not hesitate to contact me. Thank you in advance for your assistance.

Very truly yours,

Snell & Wilmer

Mark R. Ziebell

MRZ:ph
Enclosures

cc: Mr. Joseph Petrellese Jr.
10 Arcadia Road
Woodcliff Lake, NJ 07677

(A)

May 6, 2006

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Sir,

Enclosed is a shareholder proposal. This proposal is being submitted for stock held in a ***TD Waterhouse*** account in the name of ***Joseph and Christine Petrellese.*** These holdings include ***240,000*** shares of Peregrine Pharmaceuticals, held continuously since prior to ***January of 2005***. At least $2000.00 of company stock will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

Sincerely,

Joseph Petrellese Jr.
10 Arcadia Road, Woodcliff Lake NJ 07677
201-476-0599

Stockholder Proposal

Temporarily Rollback/Freeze the Compensation of All Directors and Executive Officers of the Company in Order to Control Costs

Introduction

This proposal is designed to throttle the ever increasing pay to the Directors and Executive Officers of Peregrine Pharmaceuticals until the activities of these individuals generates meaningful increased value for the shareholders of this company.

The Proposal Details

1. All base compensation of the Directors and Executive Officers of Peregrine Pharmaceuticals will be rolled back and frozen at the levels detailed in the Company's 2005 proxy materials, dated August 29th, 2005.

2. All future incentive or bonus compensation of the Directors and Executive Officers of Peregrine Pharmaceuticals shall be eliminated.

3. These compensation controls will automatically rescind at a point in time that the Company achieves and maintains a market capitalization of $800,000,000 for 90 consecutive calendar days or reaches a market capitalization of $1,000,000,000 for 5 consecutive calendar days, based upon the number of shares outstanding and official closing stock price on each day. Shall the Company's market capitalization reach the milestone's listed above before the 2006 Stockholder's meeting, this proposal will automatically be withdrawn.

Why Stockholder is Asking for Your Approval

The Company's Officers and Board of Directors have for years received generous compensation packages, yet the long term stockholders of this Company have not seen meaning returns on their investments. Until those running this Company can provide the stockholders with meaningful appreciation of their investment, they should financially share in the burden resulting from their own inability to advance the Company and make it profitable.

TD Waterhouse

TD Waterhouse Investor Services, Inc.
1 Harborside Financial Center, Plaza 4A
Jersey City NJ 07311

April 21, 2006

Joseph George Petrellese &
Christine Petrellese
10 Arcadia Rd
Woodcliff Lake, NJ 07675

Re: TD Waterhouse Account # 369-20382
Account Holders: Joseph & Christine Petrellese

To Whom It May Concern:

Please be advised that Peregrine Pharmaceuticals (PPHM) has been held in the aforementioned account for over one year. The minimum amount held in this sec over the past year was $200,000.

Please call me at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Jeff Courtney
TD Waterhouse

RECEIVED
2006 JUN 14 AM 11:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 6, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Regarding:

Stockholder Proposal of Joseph Petrellese Jr. Submitted to Peregrine Pharmaceuticals And in Response to Letter Dated June 2, 2006 by Mark Ziebel of Snell & Wilmer

Dear Ladies and Gentlemen,

I hereby request that the letter dated June 2, 2006, by Mark Ziebel, representing Peregrine Pharmaceuticals, be thrown out in its entirety and my proposal be allowed to appear on the Company's forthcoming proxy statement. It is clear that this document by Mr. Ziebel is improper and is clearly not addressing my proposal. A significant portion of Mr. Ziebel's arguments are clearly directed at some other proposal by a Mrs. Smith. On Page 4 of Mr. Ziebel's letter is the following:

II. Rule 14a-8(i)(2) – ***The Mrs. Smith Proposal***, If Implemented, Would...

For the next page, Mr. Ziebel addresses what's wrong with someone else's proposal.

It is clearly obvious that the document of Mr. Ziebel's does not in fact address my proposal and should be disregarded and my proposal should appear on the Company's proxy statement.

Sincerely,

Joseph Petrellese Jr.
10 Arcadia Road
Woodcliff Lake, NJ 07677

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 2, 2006

The proposal requires the company to freeze and roll back all base compensation of directors and executive officers and eliminate all future incentive or bonus compensation of directors and executive officers until the company's market capitalization reaches certain levels.

There appears to be some basis for your view that Peregrine Pharmaceuticals may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal was recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Peregrine Pharmaceuticals with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Peregrine Pharmaceuticals omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Peregrine Pharmaceuticals may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Peregrine Pharmaceuticals may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Peregrine Pharmaceuticals may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Peregrine Pharmaceuticals may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Ted Yu
Special Counsel